As filed with the Securities and Exchange Commission on December 9, 2005
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                Reuters Group PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS

             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              Nancy C. Gardner Esq.
              Executive Vice President and Americas General Counsel
                               Reuters America LLC
                              The Reuters Building
                                 3 Times Square
                            New York, New York 10036
                                 (646) 223-4000


               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

  Francis Fitzherbert-Brockholes                  Laura M. Sizemore
  White & Case LLP                                White & Case LLP
  5 Old Broad Street                              1155 Avenue of the Americas
  London  EC2N 1DW                                New York, NY 10036
  +44 (0) 20 7532 1400                            (212) 819-8200



It is proposed that this filing become effective under Rule 466:

                                        |_|   immediately upon filing.
                                        |_|   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited
shares, check the following box:        |_|

                                              CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by   100,000,000            $5.00                $5,000,000            $633.50
American Depositary Receipts, each
American Depositary Share representing
six Ordinary Shares, par value (pound)0.25
per Ordinary Share, of Reuters Group PLC
--------------------------------------------------------------------------------------------------------------------------
*    Each unit represents 100 American Depositary Shares.
**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
     --------------------------------------------------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Supplemental Agreement to the Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                   CROSS REFERENCE SHEET

                                                                 Location in Form of American
Item Number and Caption                                          Depositary Receipt ("Receipt")
-----------------------                                          Filed Herewith as Prospectus
                                                                 ------------------------------

1.   Name  of  depositary   and  address  of  its  principal     Face of Receipt, introductory article
     executive office

2.   Title of Receipts and identity of deposited securities      Face of Receipt, top center

     Terms of Deposit:

     (i)  The amount of deposited securities  represented by     Face of Receipt, upper right corner
          one American Depositary Share

    (ii)  The  procedure  for voting,  if any, the deposited     Paragraphs (11) and (12)
          securities

   (iii)  The collection and distribution of dividends           Paragraph (10)

    (iv)  The  transmission  of  notices,  reports and proxy     Paragraphs (8), (11) and (12)
          soliciting material

     (v)  The sale or exercise of rights                         Paragraphs (10) and (11)

    (vi)  The deposit or sale of securities  resulting  from     Paragraphs (3), (4), (10) and (13)
          dividends, splits or plans of reorganization

   (vii)  Amendment,   extension  or   termination  of  the      Paragraphs (16) and (17) (no provision for extensions)
          deposit arrangements

  (viii)  Rights of holders  of  Receipts  to inspect  the       Paragraph (8)
          transfer  books of the  depositary and the list of
          holders of Receipts

    (ix)  Restrictions upon the right to deposit or withdraw     Paragraphs (1), (2), (3), (4), (5), (6), (7) and (18)
          the underlying securities

     (x)  Limitation upon the liability of the depositary        Paragraphs (4), (5), (14) and (18)

3.   Fees and  charges  which may be  imposed  directly  or      Paragraph (7)
     indirectly  against holders of Receipts

Item 2.   AVAILABLE INFORMATION

          Reuters Group PLC ("the Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a)(1) Deposit Agreement, dated as of February 18, 1998, by and among the Company, JP Morgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York), as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number 333-08386), dated February 26, 1998, and incorporated herein by reference.

(a)(2) Form of Supplemental Agreement to Deposit Agreement, dated as of December 16, 2005, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a)(2).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d) Opinion of counsel to the Depositary as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)       Certification under Rule 466. - Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of February 18, 1998, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of December 16, 2005, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on December 7, 2005.


                                        Legal entity created by the Deposit
                                        Agreement dated as of February 18, 1998, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of December 16, 2005, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing six Ordinary Shares, par value of
                                        (pound)0.25 per Ordinary Share, of the
                                        Company.



                                        Deutsche Bank Trust Company Americas,
                                        solely in its capacity as Depositary



                                        By:   /s/ Mike R. Hughes
                                           ----------------------------
                                           Name:   Mike R. Hughes
                                           Title:  Director

                                        By:   /s/ Clare Benson
                                           ----------------------------
                                           Name:   Clare Benson
                                           Title:  Vice President

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, Reuters Group PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on December 6, 2005.



                                           REUTERS GROUP PLC.



                                           By:     /s/ David Grigson
                                              ----------------------------------
                                              Name: David Grigson
                                              Title: Chief Financial Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas H. Glocer and David J. Grigson, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 7, 2005.

Name                                         Title
----                                         -----

/s/ Niall FitzGerald
-----------------------------
Niall FitzGerald                             Chairman

/s/ Thomas Glocer
-----------------------------
Thomas Glocer                                Chief Executive Officer

/s/ David Grigson
-----------------------------
David Grigson                                Chief Financial Officer

/s/ Devin Wenig
-----------------------------
Devin Wenig                                  President

/s/ Lawton Fitt
-----------------------------
Lawton Fitt                                  Director

/s/ Penelope Hughes
-----------------------------
Penelope Hughes                              Director

/s/ Edward Kozel
-----------------------------
Edward Kozel                                 Director

-----------------------------
Kenneth Olisa                                Director

-----------------------------
Richard Olver                                Director

/s/ Charles Sinclair
-----------------------------
Charles Sinclair                             Director

/s/ Ian Strachan
-----------------------------
Ian Strachan                                 Director

---------------------
Sir Deryck Maughan                           Director

  SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Reuters Group PLC, has signed this Registration Statement on December 7, 2005.


                                  Authorized Representative in the United States


                                  By:  /s/ Nancy C. Gardner
                                     -------------------------------------------
                                     Name:   Nancy C. Gardner
                                     Title:  Executive Vice President and
                                             Americas General Counsel

                                      INDEX TO EXHIBITS
                                                                                        Sequentially
Exhibit Number                                                                          Numbered Page
--------------                                                                          -------------
(a)(1)    Deposit Agreement, dated as of February 18, 1998, by and among the
          Company, JP Morgan Chase Bank, N.A. (formerly Morgan Guaranty Trust
          Company of New York), as depositary, and all Holders and Beneficial
          Owners of American Depositary Shares evidenced by American Depositary
          Receipts issued thereunder (including the form of American Depositary
          Receipt to be issued thereunder, attached as Exhibit A thereto). -
          Filed as Exhibit (a) to Form F-6 (File Number 333-08386), dated
          February 26, 1998, and incorporated herein by reference.

(a)(2)    Form of Supplemental Agreement to Deposit Agreement, dated as of
          December 16, 2005, by and among the Company, Deutsche Bank Trust
          Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary
          Shares evidenced by American Depositary Receipts issued thereunder
          (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a)(2).

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit (d).